July 25, 2019
Via E-mail
Konstantinos Konstantakopoulos
Chief Executive Officer
Costamare Inc.
7 rue de Gabian
MC 98000 Monaco

       Re:    Costamare Inc.
              Form 20-F for the Fiscal Year Ended December 31, 2018 Filed March 7, 2019
              File No. 1-34934

Dear Mr. Konstantakopoulos:

        We refer you to our comment letter dated July 8, 2019 regarding business contacts with
Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    C. Scott Bennett, Esq.
       Cravath, Swaine & Moore LLP

       Anne Parker
       Assistant Director